TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
August 18, 2017

Manulife completes Subordinated Debenture offering
TORONTO – Manulife Financial Corporation ("MFC") has successfully completed its previously announced offering of $750 million principal amount of subordinated debentures.

The 3.049% fixed/floating subordinated debentures due August 20, 2029 were issued under a prospectus supplement dated August 15, 2017 to MFC's existing short form base shelf prospectus. Details of the offering are set out in the prospectus supplement which is available on the SEDAR website for MFC at www.sedar.com. The debentures were offered through a syndicate of dealers co-led by RBC Capital Markets, CIBC Capital Markets and TD Securities.

The Debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. As of June 30, 2017, we had $1 trillion (US$780 billion) in assets under management and administration, and in the previous 12 months we made almost $26.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

Manulife.com